UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

 ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BLACKBOXSTOCKS INC.
Full Name of Registrant

Former Name if Applicable
5430 LBJ Freeway, Suite 1485
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75240
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

 Blackboxstocks Inc. (the “Company”) could not file its Annual Report on Form 10-K for the year ended December 31, 2017 (“Annual Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included in, the Annual Report, including, without limitation, the Company’s audited financial statements.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Gust Kepler	(972)	726-9203
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At December 31, 2017, the Company expects to report an accumulated deficit of $2,729,649 and net losses of $1,296,805 as compared to $812,333 for the prior year.

For the year ended December 31, 2017, the Company expects to report revenue of $910,705 as compared to $94,668 for the prior year, representing an increase of $816,037. The Company also expects to report $542,142 in costs of operations during 2017 as compared to $78,073 in 2016, representing an increase of $464,069. The increase in revenue and costs of operations are the result of the Company’s launch of its web application platform for domestic use in September of 2016 and the new version of its platform for use in connection with information from certain Asian exchanges which was licensed to a third party beginning in June 2017. For the year ended December 31, 2017, the Company expects to report operating expenses totaling $1,633,634 compared to $825,233 for the same period in 2016, representing an increase of $808,401. This change is primarily a result of an increase in software development costs and an increase in general and administrative expenses.

This Notification of Late Filing contains forward-looking statements. All statements that address operating performance, events or developments that the Company expects or anticipates will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the Company’s management. The Company’s management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the registrant’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, those described from time to time in other reports which we file with the U.S. Securities and Exchange Commission, and other risks and uncertainties including, without limitation, disclosures to be made in the Company’s Annual Report and the possibility that actual net loss, revenue, and/or expenses for the year ended December 31, 2017 are different from the estimates provided herein.

Blackboxstocks Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2018	By /s/ Gust Kepler
Gust Kepler, Chief Executive Officer